UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         -------------------------------


                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               SOURCE MEDIA, INC.
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                           (Title Class of Securities)


                                   08 36 1531
                                 (CUSIP Number)

                                   Copy to:

WinStar Communications, Inc.                    David Alan Miller, Esq.
230 Park Avenue, Suite 3126                     Graubard Mollen & Miller
New York, New York 10169                        600 Third Avenue
Telephone:  (212) 687-7577                      New York, New York 10016-2097
                                                Telephone: (212) 818-8800

   (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)


                                  June 12, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                          Page 1 of 5 Pages




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



                                                            SCHEDULE 13D


CUSIP No. 08 36 1531                                                             Page 2 of 5 Pages
- -----------------------------------------------------                            -------------------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   WINSTAR COMMUNICATIONS, INC.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)o
                                                                                                                (b)o


3         SEC USE ONLY


4         SOURCE OF FUNDS*

                   WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 o


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware


 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7        SOLE VOTING POWER

                 100,000 Shares

      8        SHARED VOTING POWER

                       0 Shares

      9        SOLE DISPOSITIVE POWER

                 100,000 Shares

     10        SHARED DISPOSITIVE POWER

                        0 Shares

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   100,000 Shares

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1%

14        TYPE OF REPORTING PERSON*

                   CO
- --------  ----------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 08 36 1531                                   Page 3 of 5 Pages
- -----------------------------------------             ------------------------


Item 1.  Security and Issuer

                  This Amendment No. 1 to the statement on Schedule 13D relates to the common stock, par value $.0001 per share ("Common Stock"), of Source Media, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 8140 Walnut Hill, Suite 1000, Dallas, Texas 75231.


Item 2.  Identity and Background

                  No change from prior report.


Item 3.  Source and Amounts of Funds or Other Consideration

                  No change from prior report.


Item 4.  Purpose of Transactions

                  No change from prior report.


Item 5.  Interest in Securities of the Issuer

                  (a)      Ownership.

                  WinStar owns an aggregate of 100,000 shares, or 1%, of the outstanding Common Stock of the Issuer.

                  (b) WinStar has sole power to vote and dispose of the shares described in Item 5(a)of this Schedule 13D.

                  (c)      Recent Transactions.

                  On June 12, 1996, WinStar sold 614,000 shares of Common Stock of the Issuer at $10.50 per share. The sale was effected in the over-the-counter market.

                  (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of the securities, described in Item 5(a) this Schedule 13D.

                  (e) On June 12, 1996, WinStar ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer as a result of the transaction described in Item 5(c).


Item 6.  Contracts, Arrangements, Understandings or Relationships
                  with Respect to the Securities of the Issuer

                  Not Applicable.

CUSIP No. 08 36 1531                                   Page 4 of 5 Pages
- -----------------------------------------              --------------------

Item 7.  Material to be Filed as Exhibits

                  None.

CUSIP No. 08 36 1531                                    Page 5 of 5 Pages
- -----------------------------------------               -----------------------

                                                    SIGNATURE


                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated: July 9, 1996


                                                 WINSTAR COMMUNICATIONS, INC.


                                             By: /s/ Timothy R. Graham
                                                 Timothy R. Graham
                                                 Executive Vice President